

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
February 1, 2019
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
and Equity Index Underlying Supplement dated February 26, 2018)

Structured Investments

HSBC USA Inc.
$205,000
Lookback Return Enhanced Notes Linked to the Hang Seng China Enterprises Index, due February 19, 2020 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes do not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any stock held by the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing February 19, 2020.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer: HSBC USA Inc.
Reference Asset: Hang Seng China Enterprises Index (Ticker: "HSCEI")
Reference Asset Sponsor: Hang Seng Indexes Company Limited
Principal Amount: $1,000 per Note
Trade Date: February 1, 2019
Pricing Date: February 1, 2019
Original Issue Date: February 6, 2019
Averaging Dates: February 10, 2020, February 11, 2020, February 12, 2020, February 13, 2020 and February 14, 2020 (the "Final Valuation Date"), subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date: February 19, 2020. The Maturity Date is subject to adjustment as described in "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity: For each Note, you will receive a cash payment on the Maturity Date that is based on the Reference Return (as described below):
If the Reference Return is greater than 0.00%, you will receive an amount equal to the lesser of:
(a) $1,000 + [$1,000 x (Reference Return x Upside Participation Rate)], and
(b) $1,000 + ($1,000 x Maximum Return).
If the Reference Return is equal to or less than 0.00%, you will receive an amount equal to:
$1,000 + ($1,000 x Reference Return)
In that case, you will lose 1% of the Principal Amount for each 1% that the Reference Return is below 0%. **This means that if the Reference Return is -100.00%, you will lose your entire investment.**
Upside Participation Rate: 150%
Maximum Return: 16.50%
Reference Return: The quotient, expressed as a percentage, calculated as follows:
$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level: The lowest Official Closing Level on any scheduled trading day during the Initial Level Observation Period, subject to adjustment as described in "Additional Terms of the Notes—Observation Period" in the accompanying Equity Index Underlying Supplement. The actual Initial Level of each Underlying will not be determined until after the Pricing Date and will be made available to investors in the Notes after the expiration of the Initial Level Observation Period.
Final Level: The arithmetic average of the Official Closing Level of the Reference Asset on each of the Averaging Dates, as determined by the Calculation Agent.
Initial Level Observation Period: The period from and including the Pricing Date to and including April 1, 2019.
Official Closing Level: The Official Closing Level of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page "HSCEI <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service.
Estimated Initial Value: The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent: HSBC USA Inc. or one of its affiliates
CUSIP/ISIN: 40435UGA6 / US40435UGA60
Form of the Notes: Book-Entry
Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 12 of this pricing supplement.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes.

The Estimated Initial Value of the Notes on the Pricing Date is $982 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$205,000.00	$2,050.00	$202,950.00

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
February 1, 2019

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" beginning on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Equity Index Underlying Supplement) with the SEC for this offering. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm
- The prospectus supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- The prospectus at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Investor Suitability

The Notes may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe that the level of the Reference Asset will increase over the term of the Notes.

- You are willing to invest in the Notes based on the Maximum Cap of 16.50%, which may limit your return at maturity.

- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid on the stocks included in the Reference Asset.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Notes to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

- You are unwilling to invest in the Notes based on the Maximum Cap of 16.50%, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive dividends or other distributions paid on the stocks included in the Reference Asset.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Notes to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to receive enhanced returns at maturity by multiplying a positive Reference Return by the Upside Participation Rate of 150%, up to the Maximum Return on the Notes of 16.50%, or a maximum Payment at Maturity of $1,165.00 for every $1,000 Principal Amount. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **FULL PARTICIPATION IN THE DECLINE OF THE REFERENCE ASSET** — Payment at Maturity of the Principal Amount is fully exposed to a decline in the Final Level, as compared to the Initial Level. If the level of the Reference Asset declines, you will lose 1% of the Principal Amount for every 1% that the Reference Return is less than zero. **If the Reference Return is -100%, you will lose your entire investment.**

- **DETERMINATION OF THE INITIAL LEVEL OF EACH UNDERLYING AFTER THE PRICING DATE** — The Initial Level of each Underlying will be determined based on its lowest Official Closing Level during the Initial Level Observation Period. The Initial Level Observation Period will end on April 1, 2019, which is 2 months after the Pricing Date. As a result, the Initial Level of each Underlying will not be determined, and none of us, the placement agents or any of our respective affiliates can be certain of what the Initial Level of any Underlying will be, until after the Pricing Date and the Original Issue Date of the Notes.

- **DIVERSIFICATION OF THE HANG SENG CHINA ENTERPRISES INDEX** — The return on the Notes is linked to the Hang Seng China Enterprises Index. the Hang Seng China Enterprises Index consists of stocks of companies associated with the People's Republic of China with a listing on the main board of the Stock Exchange of Hong Kong. For additional information about the Reference Asset, see the information set forth herein under "Information Relating to the Reference Asset."

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset or any stock held by the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. Your investment will be exposed on a 1-to-1 basis to any decline in the Final Level of the Reference Asset as compared to the Initial Level. **You may lose up to 100.00% of your investment.**

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Level is greater than the Initial Level, for each $1,000 Principal Amount you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 16.50% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Return. **You will not receive a return on the Notes greater than the Maximum Return.**

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVEL OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE AVERAGING DATES** — The Final Level will be arithmetic average of the Official Closing Level of the Reference Asset on each of the Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates during the term of the Notes other than on the Averaging Dates but then decreases on the Averaging Dates to a level that is less than the Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Levels of the Reference Asset on the Averaging Dates.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WAS DETERMINED BY US ON THE PRICING DATE, IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. An investment in the Notes may return less than a hypothetical investment in the securities included in the Reference Asset.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Reference Asset, and therefore, the market value of the Notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of the Reference Asset and the value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the

Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **THE HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the level of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and determining the amounts that we are required to pay you on the Notes, or from properly hedging our obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Averaging Dates, Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **RISKS ASSOCIATED WITH NON-U.S. COMPANIES** — The level of the Reference Asset depends upon the stocks of non-U.S. companies (companies associated with the People's Republic of China with shares listed on the Stock Exchange of Hong Kong), and thus involves risks associated with People's Republic of China. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the People's Republic of China, including changes in governmental, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. Those foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

- **THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES** — Although the equity securities included in the Reference Asset are traded in Hong Kong dollars, and the Notes are denominated in U.S. dollars, the amount payable on the Notes, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the Hong Kong dollar. Changes in exchange rates, however, may reflect changes in the applicable non-U.S. economies which in turn may affect the level of the Reference Asset, and therefore the Notes.

- **RISKS ASSOCIATED WITH EMERGING MARKETS** — An investment linked to the Reference Asset involves risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the actual and expected volatility of the Reference Asset;

    - the time to maturity of the Notes;

    - the dividend rate on the equity securities included in the Reference Asset;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **UNCERTAIN TAX TREATMENT** — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Upside Participation Rate of 150% and the Maximum Return of 16.50%, and assume an Initial Level of 100.00. The actual Initial Level is set forth on the cover page of this pricing supplement. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Total Return on the Notes
200.00	100.00%	$1,165.00	16.50%
180.00	80.00%	$1,165.00	16.50%
160.00	60.00%	$1,165.00	16.50%
140.00	40.00%	$1,165.00	16.50%
120.00	20.00%	$1,165.00	16.50%
111.00	**11.00%**	**$1,165.00**	**16.50%**
110.00	10.00%	$1,150.00	15.00%
105.00	5.00%	$1,075.00	7.50%
102.50	2.50%	$1,037.50	3.75%
101.00	1.00%	$1,015.00	1.50%
100.00	**0.00%**	**$1,000.00**	**0.00%**
80.00	-20.00%	$800.00	-20.00%
60.00	-40.00%	$600.00	-40.00%
40.00	-60.00%	$400.00	-60.00%
20.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain of the total returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 105.00. Because the hypothetical Final Level of 105.00 is greater than the hypothetical Initial Level of 100.00 and the Reference Return of 5.00% multiplied by the Upside Participation Rate of 150% does not exceed the Maximum Return of 16.50%, the investor receives a Payment at Maturity of $1,075.00 per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (5.00\% \times 150\%)] = \$1,075.00$$

Example 2: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 140.00. Because the hypothetical Final Level of 140.00 is greater than the hypothetical Initial Level of 100.00 and the Reference Return of 40.00% multiplied by the Upside Participation Rate of 150% exceeds the Maximum Return of 16.50%, the investor receives a Payment at Maturity of $1,165.00 per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 16.50\%) = \$1,165.00$$

Example 3: The level of the Reference Asset decreases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 60.00. Because the hypothetical Final Level of 60.00 is less than the hypothetical Initial Level of 100.00, the investor receives a Payment at Maturity of $600.00 per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600.00$$

Information Relating to the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy any of the securities comprising the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this pricing supplement. You should make your own investigation into the Reference Asset.

The Hang Seng China Enterprises Index (the "HSCEI")

The Hang Seng China Enterprises Index (the "HSCEI") is calculated, maintained and published by Hang Seng Indexes Company Limited ("HSIL"), a wholly owned subsidiary of Hang Seng Bank, in concert with the HSI Advisory Committee. HSIL has no obligation to continue to publish, and may discontinue publication of, the HSCEI at any time. The information herein with respect to the HSCEI supplements and, to the extent inconsistent, overrides the information in the Equity Index Underlying Supplement under "The Hang Seng® China Enterprises Index." Any information regarding the HSCEI reflects the policies of, and is subject to change by HSIL.

General

The HSCEI is compiled, published and managed by HSIL in concert with the HSI Advisory Committee. HSCEI is a free float-adjusted market capitalization weighted index with a 10% cap on individual constituent weightings. HSCEI was launched on August 8, 1994, and was re-based as of January 3, 2000 with a value of 2,000. The HSCEI is reviewed quarterly with data cut-off dates as of the end of March, June, September and December each year.

Composition and Selection Criteria. The HSCEI is comprised of H-shares, which are Hong Kong listed shares of companies incorporated in mainland China ("H-share Companies"), Red-chips, which are Hong Kong listed shares of companies based in mainland China controlled, directly or indirectly, by the Chinese government and incorporated outside of mainland China ("Red-chip Companies"), and P-chips, which are Hong Kong listed shares of private Chinese companies incorporated outside of mainland China ("P-chip Companies"). The number of constituent stocks is fixed at 50, consisting of 40 H-shares and a total of 10 Red-chips and P-chips. Different eligibility screenings are applied for Red-chip and P-chip constituents than are applied for H-share constituents.

H-shares Selection. H-share Companies with a primary listing on the main board of the stock exchange of Hong Kong are eligible as constituents of the HSCEI, excluding stocks that are secondary listings, preference shares, REITs, debt securities, mutual funds and other derivatives. A component stock is selected or removed from HSCEI in the quarterly review process based on the following selection criteria:

Listing history requirement. Stocks should be listed for at least one month prior to the review cut-off date.

Turnover screening. Stocks must have 0.1% turnover velocity for at least ten out of the latest twelve months to maintain their inclusion or to be newly included in the HSCEI. New entrants must also have 0.1% turnover velocity in each of the latest three months. Stocks with a trading history of less than six months must have at least 0.1% turnover velocity in all trading months. Stocks with a trading history of between six and twelve months cannot have more than one month in which they failed to attain a turnover velocity of at least 0.1% and must have attained a turnover velocity of at least 0.1% for each of the latest three months if it is not an existing constituent.

Turnover velocity for a given month is calculated as the median of shares traded daily over that month divided by the total free float-adjusted issued shares at month end.

Ranking by combined market capitalization. The H-share stocks satisfying the listing history requirement and turnover screening test will be ranked by highest combined market capitalization, which is calculated for each stock by adding 50% of full market capitalization to 50% of free float-adjusted market capitalization. Existing H-share constituents ranked 49th or lower are removed from HSCEI while non-constituents ranked 32nd or higher are included. Stocks will thereafter be removed (by lowest combined market capitalization) or added (by highest combined market capitalization) until the number of H-share constituents reaches 40.

Red-chip and P-chip Selection. Along with the eligibility criteria applied to eligible H-share Companies, P-chip Companies and Red-chip Companies must meet the following additional eligibility criteria:

Listing history requirement. Stocks should be listed for at least one month prior to the review cut-off date. Constituent stocks listed through an IPO should be listed for at least three years, starting from the listing date to the review cut-off date; constituent stocks listed through a backdoor listing should be listed for at least six years starting from the listing date to the review cut-off date.

Price volatility requirement. The past one-month, three-month and twelve-month historical price volatility (i.e., standard deviation of the daily logarithmic return for the past one, three and 12 months to the data cut-off date) of a potential constituent should not be more than three times the historical price volatility for the index for the respective period.

No suspension requirement. A stock will not be eligible if its trading has been suspended for a complete month in the past one month before the review cut-off date.

Financial requirement. A company's net profit attributable to its equity holders, net cash generated from operating activities and cash dividends must be greater than zero for the past three consecutive fiscal years.

Ranking by combined market capitalization. The Red-chip and P-chip stocks satisfying the above requirements will be ranked by highest combined market capitalization, which is calculated for each stock by adding 50% of full market capitalization to 50% of free float-adjusted market capitalization. The top ten eligible Red-chip and P-chip stocks with the highest combined market captalization will be selected as constituents.

Transition period. Red-chip and P-chip stocks were initially selected at the March 2018 rebalancing and are being added in 5 phases over a period of 12 months (the "Transition Period"). Subject to HSIL's right to make changes to the Red-chip and P-chip constituents in the case of any exceptional circumstances, Red-chip and P-chip constituents will remain unchanged until the end of the Transition Period.

Calculation methodology. HSCEI is calculated using a free float-adjusted market capitalization weighting. Under this calculation methodology, shares held by any entities (excluding custodians, trustees, mutual funds and investment companies) which control more than 5% of shares are excluded for index calculation:

Strategic holdings (governments and affiliated entities or any other entities which hold substantial shares in the company would be considered as non-freefloat unless otherwise proved);

Directors' and management holdings (directors, members of the board committee, principal officers or founding members);

Corporate cross holdings (publicly traded companies or private firms / institutions); and

Lock-up shares (shareholdings with a publicly disclosed lock-up arrangement.

A free float-adjusted factor for each constituent, representing the proportion of shares that is free floated as a percentage of the issued shares, is rounded up to the nearest 1% where the free float is below 10% and otherwise rounded up to the nearest 5% for the calculation of HSCEI, and is updated quarterly.

A cap of 10% on individual stock weightings is applied and a cap factor is calculated quarterly to ensure that no individual constituent is weighted in excess of the cap on a given index capping date.

An inclusion factor will be applied to Red-chip and P-chip constituents in each of the five rebalancing during the Transition Period. The inclusion factors for the rebalancing are listed below:

Rebalancing Month	Inclusion Factor
March 2018	0.2
June 2018	0.4
September 2018	0.6
December 2018	0.8
March 2019	1.0

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from February 1, 2009 through February 1, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Levels on the Averaging Dates. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of the HSCEI



Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this pricing supplement. In that case, the five trading days preceding the date of acceleration will be used as the Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Level). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you, if any, if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1,

2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Validity Of The Notes

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.